
November 30, 2012

Via E-mail
William L. Hodges
Chief Financial Officer
Pozen Inc.
1414 Raleigh Road
Chapel Hill, NC 27517

> **Re:** **Pozen Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 000-31719**

Dear Mr. Hodges:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K
Cash Flow Statement, page F-8

1. Refer to the $5.7 million line item "Payable for unsettled investment purchase" in 2011 that increases net cash provided by operating activities. It appears from the description that this liability was incurred for the purchase of an investment that would represent a noncash transaction, and as such, should be separately disclosed as required by ASC 230-10-50-3 through 6 rather than reflected in the statement of cash flows. Please tell us how your treatment of this item in the cash flow statement complies with ASC 230. Further, confirm to us that this liability was repaid in cash during the quarter ended March 31, 2012 and if so, tell us how your treatment as an increase to net cash used in operating activities during each of the quarters ended March 31, June 30 and September 30, 2012 rather than to cash used in investing activities for the purchase of an investment complies with ASC 230.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant